FX ENERGY, INC.

3006 Highland Drive, #206

Salt Lake City, Utah 84106 USA

Telephone: (801) 486-5555

Facsimile: (801) 486-5575

June 25, 2009

VIA FACSIMILE TRANSMISSION

H. Roger Schwall, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FX Energy, Inc.
Registration Statement on Form S-3
File No. 333-155718
Filed November 26, 2008

Dear Mr. Schwall:

FX Energy, Inc., hereby requests acceleration of the effective date of the above-referenced registration statement on Form S-3 to Monday, June 29, 2009, at such time during the Commission’s regular business hours as may be convenient, or the earliest practicable date and time thereafter.

In connection with the acceleration request, the officers and directors of FX Energy have read the registrant statement in its entirety, including all of the exhibits thereto, and are familiar with all of the information contained therein. To the best of our knowledge, all of the information contained in the registration statement is complete and accurate in all material respects. We have no information or knowledge with respect to any material fact in connection with FX Energy or its past, current, or prospective operation that would be materially adverse to FX Energy which is not disclosed in the registration statement or the prior filings made by FX Energy pursuant to the provisions of the Securities Act of 1934, as amended.

If you have any questions respecting the foregoing, please telephone.

Sincerely,

FX ENERGY, INC.

David N. Pierce

President